TAHOE REPORTS 1 QUARTER 2012 RESULTS

VANCOUVER, B.C. (May 11, 2012) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today financial results for the quarter ending March 31, 2012. The Company concluded 1Q 2012 with a cash balance of $318.5 million, compared to $349.8 million at the end of 2011. Development of the 100% owned Escobal project continues on schedule and within budget with mill commissioning targeted for the second half of 2013 and commercial production in Q1 of 2014.

Complete financials and Management’s Discussion & Analysis (MD&A) will be posted today on SEDAR at www.sedar.com and on Tahoe’s website at www.tahoeresourcesinc.com.

Results for 1Q 2012 include:

  Cash and cash equivalents on March 31, 2012 total $318.5 million.
  For the three months ending March 31, 2012, the Company reported a loss to common shareholders of $21 million or $0.15 per share,
  Operating activities reported a net cash outflow of $23.8 million compared to $9.5 million in the same quarter of 2011. Committed costs for the project as of March 31, 2012 totaled $166 million of which $104 million (capitalized and expensed) has been spent through March 31, 2012.

About Tahoe Resources Inc.

Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. The Company is listed on the TSX under “THO” and on the NYSE under “TAHO” and is a member of the S&P/TSX Composite and TSX Global Mining indices.

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All figures in U.S. Dollars

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to Tahoe’s strategy to develop the Escobal project and for positioning the company as a whole. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com. For further information, please contact:

Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807